UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

On July 25th, 2017 Scope Ratings (Scope) has upgraded by one notch BBVA’s rating for existing senior unsecured debt from A to A+, with stable outlook.

This rating action follows the passage, in June 2017, of Royal Decree Law 11/2017, which introduces the possibility for Spanish banks to issue non-preferred senior unsecured debt TLAC/MREL eligible and “reflects Scope’s opinion that, while the credit fundamentals of the group did not change, going forward the senior unsecured liabilities not eligible for TLAC/MREL should benefit from the protection of a materially more ample capital structure in a default-like situation”.

Madrid, July 25th, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 25, 2017	By:	/s/ Gloria Couceiro Justo
	Name:	Gloria Couceiro Justo
	Title:	Authorized representative